Exhibit 99.1

ABN 82 010 975 612

MEETING DOCUMENTATION

2011 ANNUAL GENERAL MEETING

at 11:00am Wednesday, 30 November 2011

Endeavour 2 Room

Christie Corporate Centre

Level 1, 320 Adelaide St

Brisbane QLD 4000

CHAIRMAN’S LETTER

Dear Shareholder

I am pleased to invite you to Progen’s Annual General Meeting (AGM). The meeting is currently scheduled to be held on Wednesday, 30 November 2011, in the Endeavour 2 Room, Level 1, 320 Adelaide St, Brisbane, Queensland, Australia.

At the AGM we will take the opportunity to update shareholders on progress and outlook. I would encourage you to read Progen’s Annual Report for 2011 for information about our objectives and strategies and our achievements and challenges during the past year.

The Annual Report also contains the Company’s Financial Statements (and notes) for the year ended 30 June 2011, the Directors’ Report and the Audit Report. This will be tabled and considered at the AGM.

The AGM will commence at 11:00am but you will be able to register your attendance from 10:30am.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form or vote online at www.investorvote.com.au.

I look forward to seeing you at this year’s AGM.

Yours sincerely

/s/ Mr Stuart James
Mr Stuart James
Chairman

28 October 2011

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

‘Annual General Meeting’ means the proposed meeting of all Shareholders currently scheduled for 11:00am on Wednesday, 30 November 2011 in the Endeavour 2 Room, Level 1, 320 Adelaide St, Brisbane, Queensland, Australia to consider and if thought fit, pass the resolutions set out in the Notice of Annual General Meeting;

‘Associates’ has the meaning given to it by sections 10 to 17 of the Corporations Act;

‘ASIC’ means the Australian Securities and Investments Commission;

‘ASX’ means the ASX Limited ABN 98 008 624 691;

‘Board’ means the Board of Directors of Progen;

‘Corporations Act’ means the Corporations Act 2001 (Cth);

‘Director’ means a Director of Progen;

‘Excluded Voter’ means a member of the key management personnel (details of whose remuneration are included in the Remuneration Report); or a closely related party of such a member;

‘Explanatory Memorandum’ means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of Annual General Meeting;

‘Listing Rules’ means the Listing Rules of the ASX;

‘Meeting Documentation’ means:

•                  the letter from the Chairman to Shareholders dated 2011;

•                  the Explanatory Memorandum;

•                  the Notice of Annual General Meeting; and

•                  the proxy form for the Annual General Meeting;

‘Notice of Annual General Meeting’ means the Notice dated 28 October 2011 which is enclosed in the Meeting Documentation;

‘Progen’ or ‘Company’ means Progen Pharmaceuticals Limited ABN 82 010 975 612;

‘Share’ means a fully paid ordinary share issued in the capital of Progen;

‘Shareholder’ means a holder of Shares.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Pharmaceuticals Limited will be held in the Endeavour 2 Room, Level 1, 320 Adelaide St, Brisbane, Queensland, Australia on Wednesday, 30 November 2011 at 11:00am.

CHAIRMAN’S ADDRESS AND PRESENTATION

ORDINARY BUSINESS

The Financial Statements and Reports

To receive and consider the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2011.

RESOLUTIONS

1.        DIRECTORS’ REMUNERATION REPORT

To consider and if thought fit, to pass the following resolution as an ordinary resolution in accordance with s250R(2) of the Corporations Act:

“That the section of the Directors Report in the 2011 Annual Report described as “Remuneration Report” be adopted.”

NB: Under s250R(3) of the Corporations Act the vote on this resolution is advisory only and does not bind the Directors or the Company.

2.        RE-ELECTION OF DIRECTOR — MR STUART JAMES

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Stuart James, who was appointed as a director on 1 July 2009 and retires by rotation accordance with the Company’s Constitution and the Listing Rules and being eligible, is re-elected as a director of the Company.”

Information about Mr Stuart James appears in the attached Explanatory Memorandum.

3.        ELECTION OF DIRECTOR — DR WOEI-JIA JIANG

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr Woei-Jia Jiang, who was appointed as an additional director on 16 June 2011 and retires in accordance with the Company’s Constitution and being eligible, is elected as a director of the Company.”

Information about Mr Woei-lia Jiang appears in the attached Explanatory Memorandum.

4.        APPOINTMENT OF AUDITOR

To consider and if thought fit, to pass the following ordinary resolution:

“That PKF be appointed, being qualified to act, having consented to act and having been nominated by a member of the Company for appointment, be appointed as auditor of the company pursuant to section 327B of the Corporations Act 2001 with effect from the later of the end of this meeting and consent by ASIC to the resignation of Ernst & Young as auditor of the Company.”

Further information regarding the appointment of PKF as the company’s auditor appears in the attached Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or a closely related party of such a member (collectively, an “Excluded Voter”). However, an Excluded Voter may cast a vote on Resolution 1 if:

a)              The Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on the proposed resolution; and

b)             The vote is not cast on behalf of an Excluded Voter.

BY ORDER OF THE BOARD

/s/ Paul Dixon

Paul Dixon

Company Secretary

28 October 2011

GENERAL

The Corporations Act requires the Financial Report, Directors’ Report and Independent Audit Report to be received and considered at the meeting.

Neither the Corporations Act nor Progen’s constitution requires Shareholders to vote on such reports. However Shareholders will be given ample opportunity to raise questions about the reports at the meeting.

Voting Instructions

Voting at the meeting

1.                    If you are entitled to vote and attend the meeting, on a show of hands each Shareholder present may cast one vote. ‘Shareholder present’ includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.                    On a poll, Shareholders have one vote for every fully paid Share held.

3.                    Progen has determined that for the purposes of voting at the meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 11:00am Brisbane time on 28 November 2011.

Appointment of proxy

4.                    If you are a Shareholder and entitled to vote, you elect not to attend in person, but still vote — either directly (on the attached Proxy Form) or by appointing a proxy. In both cases, please complete and return the enclosed proxy form or visit www.investorvote.com.au to lodge your Proxy Form online. A proxy need not be a Shareholder of Progen.

5.                    The attached Proxy Form must be completed and lodged in accordance with the instructions on the back of the form. It also includes instructions on how to lodge your proxy online. Proxy appointments must be received by 11:00am on 28 November 2011 to be valid.

Proxy Voting

6.               To appoint a proxy you should complete the proxy section of Step 1 on the attached Proxy Form. If you are entitled to cast 2 or more votes you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

7.               The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting.

8.               Subject to the specific proxy provisions applying to Resolution 1 (refer below):

(a)                                  if a member has not directed their proxy how to vote, the proxy may vote as the proxy determines, and

(b)                                 if a member appoints the Chairman of the Meeting as proxy and does not direct the Chairman how to vote on an Item of Business, the Chairman will vote in accordance with his voting intention as stated in this Notice of Meeting, namely in favour of each of the proposed resolutions set out in the Notice of Meeting,.

If a member (who is not an Excluded Voter) has appointed as their proxy an Excluded Voter, and directed that proxy how to vote with respect to Resolution 1, the Excluded Voter may only vote upon Resolution 1 as directed by the member. To direct the Excluded Voter as proxy the member must either:

(i)                                     complete the proxy form as described in item 6 (above) and mark your vote in Step 2 for Resolution 1, or

(ii)                                  mark the Chairman’s proxy direction box in the second panel of Step 1 on the Proxy Form (in which case the member is directing the Chairman to vote with respect to Resolution 1 in accordance with the Chairman’s stated intention, namely “for” Resolution 1).

Please note — if you appoint as your proxy an Excluded Voter other than the Chairman, you can only direct the proxy with respect to Resolution 1 by completing the Proxy Form as described in (i) above, not as described in (ii) above.

Bodies Corporate Voting

9.               A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

EXPLANATORY MEMORANDUM

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting of Progen Pharmaceuticals Limited ABN 82 010 975 612 (the “Company”) to be held in the Endeavour 2 Room, Level 1, 320 Adelaide St, Brisbane, Queensland, Australia on Wednesday, 30 November 2011 at 11:00am.

Resolution 1 — Directors’ Remuneration Report

The Corporations Act 2001 requires that the section of the Directors’ Report dealing with the remuneration of Directors and other key management personnel (‘Remuneration Report’) be put to the vote of Shareholders for adoption. The Remuneration Report can be found in the Directors’ Report section on page 15 of Progen’s 2011 Annual Report.

Following consideration of the Remuneration Report, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

As a result of changes to the Corporations Act becoming effective on 1 July 2011 if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”. Where a “first strike” occurs at this 2011 Annual General Meeting:

a)              the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2012 Annual report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken, and

b)             if the Company’s subsequent Remuneration Report also receives a “no vote” at the 2012 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2012 Annual General Meeting will be asked (at that 2012 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations act 2001.

Due to recent changes the Board abstains from making a recommendation in relation to resolution 2.

Resolution 2 — Re-election of Director - Mr Stuart James

Resolution 2 deals with the re-election of Mr Stuart James who was appointed as a director on 1 July 2009.

Under clause 10.1.3 of the Company’s Constitution one third, or the number nearest to one third if not divisible by three, of the current directors must retire by rotation at each annual general meeting. Under clause 10.1.5 of the Company’s Constitution, the directors to retire at any annual general meeting must be those who have been longest in office since their last election. Accordingly Mr Stuart James retires at the end of the meeting and, being eligible, present himself for re-election.

A summary of Mr James’ experience and qualifications follows:

Mr James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector. Following a 25 year career with Shell both in Australia and internationally, Mr James past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW). Mr James’ most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma. He is a Member of the Supervisory Board of Wolters Kluwer NV, Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non-Executive Director of Greencross Ltd and Phosphagenics Ltd.

The Directors (in the absence of Mr James) recommend that shareholders vote in favour of the re-election of Mr James.

Resolution 3 — Election of Director — Dr Woei-Jia Jiang

Resolution 3 deals with the re-election of Dr Woei-Jia Jiang who was appointed by the Board as an additional director under clause 10.3.1 of the Company’s Constitution on 16 June 2011.

Under clause 10.3.2 of the Company’s Constitution, any director appointed by the Board under clause 10.3.1 of the Company’s Constitution, other than the Managing Director, holds office until the next AGM of the Company and is then eligible for re-election but is not to be taken into account in determining the directors who are to retire by rotation at that meeting. Accordingly, Dr Jiang retires at the meeting and, being eligible, presents himself for election.

A summary of Dr Jiang’s experience and qualifications follows:

Dr Jiang is a bio-entrepreneur with more than 20 years’ experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Dr Jiang was the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments. Dr Jiang was also a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd, a subsidiary of Alchemia

Limited). Dr Jiang received his BSc and MSc (Chemistry) degrees from National Cheng-Kung University in Taiwan and PhD (Biochemistry) degree from Monash University, Australia.

The Directors (in the absence of Dr Jiang) recommend that shareholders vote in favour of the election of Dr Jiang.

Resolution 4 — Appointment of Auditor

The board has been satisfied with the Company’s current auditor, Ernst & Young, during its business relationship over the past 10 years. However, as part of the Company’s strategy to reduce costs, the board found it was no longer essential to engage one of the largest audit firms, as it had done to date. As a consequence, the board has moved to appoint a mid-tier audit firm with a lower cost structure and more suitable to Progen at present. The Company conducted a tender process and reviewed proposals from five firms, applying a set of selection criteria designed to address the Company’s specific needs. PKF provided a very competitive proposal which performed well against the selection criteria.

The Company has received a notice from Mr Heng Tang, being a Member, nominating PKF to be the Company’s new auditor. In accordance with section 328B of the Corporations Act, a copy of the notice of nomination of PKF received by the Company from Mr Heng Tang is attached as Annexure A. The Board is seeking member approval pursuant to section 327B of the Corporations Act to appoint PKF as auditors of the Company.

The appointment of auditor is subject to the Company receiving all necessary approvals from ASIC and Shareholder approval at the Annual General Meeting. If ASIC does not consent to Ernst & Young’s resignation as Company’s auditor, or such consent is not received as at the date of this Meeting, Ernst & Young will continue as the Company’s auditor and this Resolution 4 will not be put to the Meeting. Ernst & Young will be resigning as auditor of the Company, effective as at the conclusion of this Annual General Meeting, but subject to the prior receipt of the ASIC consent to their resignation.

Annexure A

A copy of the notice of nomination of PKF received by the Company from Mr Heng Tang is attached to this Annexure A.

17 October 2011

Paul Dixon

Company Secretary

Progen Pharmaceuticals Limited

2806 Ipswich Rd

Darra, QLD 4076

Dear Paul,

I, Heng Tang, being a member of Progen Pharmaceuticals Limited, pursuant to Section 326(B)(1) of the Corporations Act 2001, hereby nominate PKF, Chartered Accountants, of Level 6, 10 Eagle Street, Brisbane, for appointment as auditor of Progen Pharmaceuticals Limited and controlled entities as listed in Appendix A at the next Annual General Meeting or any adjournment thereof, subject to the resignation of Ernst & Young.

Yours faithfully

/s/ Heng Tang
Heng Tang

000001 000 PGL MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Lodge your vote: Online: www.investorvote.com.au By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 552 270 (outside Australia) +61 3 9415 4000 Proxy Form . . . For your vote to be effective it must be received by 11.00 am (Brisbane time) Monday 28 November 2011 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, . or turn over to complete the form A proxy need not be a securityholder of the Company. Control Number: 999999 SRN/HIN: I9999999999 Progen Pharmaceuticals Limited ABN 82 010 975 612 www.investorvote.com.au Vote online or view the annual report, 24 hours a day, 7 days a week: Cast your proxy vote Access the annual report Review and update your securityholding Your secure access information is: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. . . This Document is printed on Greenhouse FriendlyTM ENVI Laser Carbon Neutral Paper

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Progen Pharmaceuticals Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Progen Pharmaceuticals Limited to be held in the Endeavour 2 Room, Christie Corporate Centre, Level 1, 320 Adelaide Street, Brisbane on Wednesday, 30 November 2011 at 11.00 am and at any adjournment of that meeting.

Important for Item 1 - If the Chairman of the Meeting is your proxy or is appointed as your proxy by default
By marking the following box, you are directing the Chairman of the Meeting to vote in accordance with the Chairman's voting intentions on Item 1 as set out below and in the Notice of Meeting. If you do not mark this box, and you have not directed your proxy how to vote on Item 1, the Chairman of the Meeting will not cast your votes on Item 1 and your votes will not be counted in computing the required majority. If you appoint the Chairman of the Meeting as your proxy you can direct the Chairman how to vote by either marking the boxes in Step 2 below (for example if you wish to vote for, against or abstain from voting) or by marking this box (in which case the Chairman of the Meeting will vote in favour of Item 1).

The Chairman of the Meeting intends to vote all available proxies in favour of Item 1 of business.

☐ I/We direct the Chairman of the Meeting to vote in accordance with the Chairman's voting intentions on Item 1 (except where I/we have indicated a different voting intention below) and acknowledge that the Chairman of the Meeting may exercise my proxy even though Item 1 is connected directly or indirectly with the remuneration of a member of key management personnel.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS

		For	Against	Abstain
Item 1	Directors' Remuneration Report	☐	☐	☐
Item 2	Re-election of Director - Mr Stuart James	☐	☐	☐
Item 3	Election of Director - Dr Woei-Jia Jiang	☐	☐	☐
Item 4	Appointment of Auditor	☐	☐	☐

The Chairman of the Meeting intends to vote all available proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date ___/___/___

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